UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into A Material Definitive Agreement

As previously disclosed in the Report on Form 6-K furnished by Mint Incorporation Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), on December 11, 2025, the Company signed a non-binding Memorandum of Understanding (“MOU”) with YAS Digital Group Limited, a company incorporated in the British Virgin Islands (“YAS”), relating to the proposed formation of a joint venture company.

On June 9, 2026, the Company and YAS entered into a joint venture agreement (the “JV Agreement”), pursuant to which the parties agreed to form and operate a joint venture named “YAS Robotics Limited,” a private company limited by shares incorporated in Hong Kong (the “Joint Venture”). The Joint Venture was established for the purpose of development, marketing, and distribution of robotics and AI-related insurance products.

The Joint Venture is expected to be owned as to seventy-five percent (75%) by YAS and twenty-five percent (25%) by the Company. The Company completed a capital contribution of US$1,000,000 to the formation of the Joint Venture on December 15, 2025. The board of directors of the Joint Venture will consist of up to three directors, of whom two will be nominated by YAS and one will be nominated by the Company. YAS will be responsible for the daily management and operations of the Joint Venture.

On June 25, 2026, the Company issued a press release entitled “YAS Digital Group Ltd and Mint Incorporation Ltd Form Strategic Joint Venture to Advance Robotics and AI Insurance Solutions”. A copy of the press release is furnished herewith as Exhibit 99.1.

On June 25, 2026, the Company issued a press release entitled “Axonex and YAS Collaborate with a Global Insurance Group to Develop Embedded Insurance for Robots Innovative InsurTech Solution Drives AI and Robotics Adoption Across Hong Kong and Southeast Asia”. A copy of the press release is furnished herewith as Exhibit 99.2.

This report, including Exhibits 99.1 and 99.2 hereto, is incorporated by reference into the Company’s registration statement on Form F-3, as amended, filed with the Securities and Exchange Commission on May 19, 2026 (File No. 333-296027) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended March 31, 2025, filed with the Commission on July 30, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press Release - YAS Digital Group Ltd and Mint Incorporation Ltd Form Strategic Joint Venture to Advance Robotics and AI Insurance Solutions, dated June 25, 2026
99.2	Press Release - Axonex and YAS Collaborate with a Global Insurance Group to Develop Embedded Insurance for Robots Innovative InsurTech Solution Drives AI and Robotics Adoption Across Hong Kong and Southeast Asia, dated June 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026	Mint Incorporation Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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